EXHIBIT 99.1

MAGELLAN GP, LLC

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31, 2003	June 30, 2004
		(Unaudited)
Current assets:
Cash and cash equivalents	$111,357	$51,951
Restricted cash	8,223	5,854
Accounts receivable (less allowance for doubtful accounts of $319 and $288 at December 31, 2003 and June 30, 2004, respectively)	19,615	22,105
Other accounts receivable	14,579	46,372
Affiliate accounts receivable	13,729	570
Inventory	17,588	15,007
Acquisition prepayment	—	24,622
Other current assets	3,941	9,215

Total current assets	189,032	175,696
Property, plant and equipment, at cost	1,587,489	1,584,830
Less: accumulated depreciation	204,715	221,805

Net property, plant and equipment	1,382,774	1,363,025
Equity investments	—	25,300
Goodwill	10,014	9,963
Other intangibles (less accumulated amortization of $911 and $1,562 at December 31, 2003 and June 30, 2004, respectively)	11,417	10,766
Long-term affiliate receivables	12,402	—
Long-term receivables	8,867	80,855
Debt placement costs (less accumulated amortization of $1,550 and $1,633 at December 31, 2003 and June 30, 2004, respectively)	5,937	7,851
Other noncurrent assets	3,113	2,544

Total assets	$1,623,556	$1,676,000

Current liabilities:
Accounts payable	$21,199	$16,606
Outstanding checks	6,961	1,865
Accrued payroll and benefits	15,077	10,140
Accrued taxes other than income	14,286	14,954
Accrued interest payable	8,196	6,941
Environmental liabilities	12,243	35,567
Deferred revenue	10,868	10,093
Accrued product purchases	11,585	6,575
Current portion of long-term debt	900	—
Other current liabilities	5,922	8,731

Total current liabilities	107,237	111,472
Long-term debt	580,017	561,383
Affiliate pension liability	3,735	5,066
Affiliate long-term retiree medical liability	9,973	11,149
Other deferred liabilities	11,290	12,379
Environmental liabilities	12,861	27,466
Minority interest	465,719	600,368
Commitments and contingencies Owners’ equity	433,014	342,312
Accumulated other comprehensive income (loss)	(290)	4,405

Total liabilities and owners’ equity	$1,623,556	$1,676,000

See accompanying notes.

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS

(In thousands)

1.	Organization and Basis of Presentation

Magellan Midstream Partners, L.P. (the “Partnership”) is a Delaware master limited partnership formed in August 2000 as Williams Energy Partners L.P. and renamed Magellan Midstream Partners, L.P. effective September 1, 2003. Magellan GP, LLC (the “General Partner”), a Delaware limited liability company, serves as the Partnership’s general partner and owns a 2% general partner interest. The General Partner is a wholly-owned subsidiary of Magellan Midstream Holdings, L.P. (“MMH”), a Delaware limited partnership owned by Madison Dearborn Capital Partners IV, L.P. and Carlyle/Riverstone MLP Holdings, L.P. The General Partner has contracted with MMH to perform all management and operating functions required for the Partnership.

Magellan GP, LLC’s ownership in the Partnership is a 2% general partner interest. However, because MMH owns 100% of Magella GP, LLC and both entities are under common control, the minority interest liability on Magella GP, LLC’s balance sheet reflects the outside ownership of the Partnership, which was 61.2% at December 31, 2003 and 72.9% at June 30, 2004.

In the opinion of management, the accompanying consolidated balance sheets of Magellan GP, LLC, which are unaudited except for the consolidated balance sheet as of December 31, 2003, include all normal and recurring adjustments necessary to present fairly the consolidated financial position of Magellan GP, LLC as of June 30, 2004 and December 31, 2003.

Pursuant to the rules and regulations of the Securities and Exchange Commission, the balance sheets do not include all of the information and notes normally included with financial statements prepared in accordance with accounting principles generally accepted in the United States. These balance sheets should be read in conjunction with the consolidated financial statements and notes thereto included in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2003. Certain amounts in the balance sheet for 2003 have been reclassified to conform to the current period’s presentation.

2.	Debt and Equity Offerings

During May 2004, the Partnership executed a refinancing plan to improve its credit profile and increase its financial flexibility by removing all of the secured debt from its capital structure. This refinancing plan included the issuance of $250.0 million of senior notes, establishing a new revolving credit facility and the offering of 1.0 million common units representing limited partner interests in the Partnership. Both the senior notes and common units were issued on May 25, 2004. Associated with this offering, MMH sold 2.4 million limited partner common units that they were holding as an investment in the Partnership. MMH’s sale of these common units, combined with the Partnership’s equity offering, reduced MMH’s percentage ownership of the Partnership from 36% to 27%, including MMH’s 2% ownership interest of the general partner.

Total proceeds from the 1.0 million common unit equity offering at a price of $47.60 per unit were $47.6 million. Associated with this offering, the General Partner contributed $1.0 million to the Partnership to maintain its 2% general partner interest. Of the proceeds received, $2.0 million was used to pay underwriting discounts and commissions. Legal, professional and other costs associated with the equity offering were approximately $0.2 million. Total proceeds from the note issuance were $249.5 million. Of these proceeds received, $1.8 million was used to pay underwriting discounts and commissions and $1.0 million of legal, professional and other fees were incurred.

The net proceeds from both offerings of $293.1 million were used as follows:

•	repaid all of the outstanding $178.0 million principal amount of Series A senior notes (see Note 8 – Debt for a description of these notes) issued by Magellan Pipeline Company, LLC (“Magellan Pipeline”)

•	paid $12.7 million of prepayment premiums associated with the early repayment of the Series A notes;

•	repaid the $90.0 million outstanding principal balance of the Partnership’s then existing term loan;

•	paid $1.9 million to Magellan Pipeline’s Series B noteholders (see Note 8 – Debt for a description of these notes) to release the collateral held by them;

•	incurred $0.6 million of legal and professional fees associated with establishing a new revolving credit facility (see Note 8 for a description of this facility); and

•	partially replenished the cash used to fund recent acquisitions completed by the Partnership.

3.	Derivative Financial Instruments

The Partnership uses interest rate derivatives to help it manage its interest rate risk. In conjunction with its existing and anticipated debt instruments, the Partnership executed the following derivative transactions:

Hedges Against Interest Rate Increases on the Anticipated Refinancing of the Magellan Pipeline Notes

In February 2004, the Partnership entered into three separate interest rate swap agreements to hedge the Partnership’s exposure against interest rate increases for a portion of the debt the Partnership anticipated refinancing related to Magellan Pipeline’s Series A and Series B notes (see Note 8 – Debt). The notional amounts of the swaps totaled $150.0 million. The 10-year period of the swap agreements was the assumed tenure of the replacement debt. The average fixed rate on the swap agreements was 5.9%.

Hedges Against Interest Rate Increases on a Portion of the Magellan Notes Issued in May 2004

In April 2004, the Partnership entered into three agreements for treasury lock transactions to hedge the Partnership’s exposure against interest rate increases for a portion of the $250.0 million of 10-year notes the Partnership issued in connection with its May 2004 refinancing plan. The notional amount of the agreements totaled $150.0 million at a weighted average interest rate of 4.4%.

Impact of Unwinding the Above-Noted Hedges

During May 2004 the Partnership unwound the interest rate swap agreements and realized a gain of $3.2 million. The Partnership also unwound the treasury lock transactions described above in May 2004 and realized a gain of $2.9 million. Because the interest rate swap hedges were considered to be effective, all of the realized gain associated with the interest rate swaps was recorded to other comprehensive income and is being amortized over the 10-year life of the notes issued during May 2004. Because the combined notional amounts of the interest rate swap agreements and the treasury locks exceeded the total amount of debt issued, a portion of the treasury lock hedge was ineffective. As such, the portion of the realized gain associated with the ineffective portion of this hedge, or $1.0 million, was recorded as a gain on derivative during May 2004. The remainder of the realized gain, $1.9 million, was recorded to other comprehensive income and is being amortized over the 10-year life of the note issued during May 2004.

Interest Rate Swaps and Fair Value Hedges on a Portion of the Magellan Pipeline Notes

During May 2004, the Partnership entered into four separate interest rate swap agreements to hedge against changes in the fair value of a portion of the Magellan Pipeline Series B notes. The Partnership has accounted for these interest rate hedges as fair value hedges. The notional amounts of the interest rate swap agreements total $250.0 million. Under the terms of the interest rate swap agreements, the Partnership will receive 7.7% (the weighted average interest rate of the Magellan Pipeline Series B notes) and will pay LIBOR plus 3.4%. These hedges effectively convert $250.0 million of our fixed-rate debt to floating-rate debt. The interest rate swap agreements began on May 25, 2004 and expire on October 7, 2007, the due date of the Magellan Pipeline Series B notes. Payments settle in April and October each year with the LIBOR interest rate set in arrears. During each settlement period the Partnership will record the impact of this swap based on its best estimate of the LIBOR rate. Any differences between the actual LIBOR rate determined on the settlement date and the Partnership’s estimated LIBOR rates will result in an adjustment to the Partnership’s previously reported interest expense. A change of 1.0% in the LIBOR rates would result in a semi-annual adjustment to our interest expense of $1.3 million.

The Partnership generally reports gains, losses and any ineffectiveness from interest rate derivatives in its results of operations separately; however, in accordance with Financial Accounting Standards Board Statement No. 133, as amended, as of June 30, 2004 the $0.2 million unrealized gain on the swap agreements discussed above was recorded in other assets and as increase in long-term debt on the balance sheet.

4.	Acquisition of the Partnership in June 2003

On June 17, 2003, Williams sold its ownership of 1,079,694 common units, 5,679,694 subordinated units and 7,830,924 class B common units of the Partnership and all of the membership interests of Magellan GP, LLC to MMH. These units and the membership interests of Magellan GP, LLC represented a combined ownership interest in the Partnership of 54.6% at that time. MMH paid Williams approximately $509.9 million on the closing date. The acquisition also included the following additional payments and liabilities and assets assumed by MMH and Magellan GP, LLC:

•	A second payment of $1.9 million, in August 2003, based on the amount of the first regular quarterly cash distribution received by MMH;

•	A third payment, based on a percentage of the net proceeds in excess of $37.50 per unit from the sale, if any, by MMH of the first 5,000,000 common units or class B common units after June 17, 2003, up to a maximum payment of $20.0 million. MMH sold 4,300,000 common units of the Partnership on December 24, 2003 and remitted $20.0 million of the proceeds from that sale to Williams;

•	MMH’s assumption on June 17, 2003, of the obligations of Williams Energy Services, LLC (“WES”), a subsidiary of Williams, to indemnify Magellan GP, LLC, the Partnership and the Partnership’s subsidiaries for certain environmental remediation obligations in an aggregate amount of up to approximately $21.9 million. The Partnership’s environmental indemnities with Williams were still in effect at that time; however, MMH became responsible for certain identified environmental matters up to approximately $21.9 million. MMH assumed this obligation as part of its negotiations with Williams and reduced the purchase price it paid for Williams’ ownership interest in the Partnership accordingly. If MMH’s costs associated with these environmental obligations and other Williams indemnities are less than $21.9 million, MMH will be required to remit the difference to Williams; and

•	In May 2004, Magellan GP, LLC entered into an agreement with Williams under which Williams agreed to pay the Partnership $117.5 million to release Williams from environmental and certain other indemnifications (see Note 9 – Commitments and Contingencies above for further discussions of this matter). As a part of this transaction, Magellan GP, LLC reduced its step-up in basis of the Partnership by $61.8 million.

Allocation of Purchase Price

Magellan GP, LLC recorded a step-up in basis of the assets of the Partnership as a result of MMH’s purchase of Williams’ ownership interests in the Partnership. MMH’s initial payment to Williams of $509.9 million and its second and third payments of $1.9 million in August 2003 and $20.0 million in December 2003, respectively, are reflected in the purchase price. Additionally, Magellan GP, LLC reduced its step-up in basis of the Partnership by $61.8 million as a result of its environmental indemnification settlement with Williams. The step-up in basis of the assets of the Partnership includes adjustments to reflect the fair market value for MMH’s 54.6% proportional ownership interest in the asset and liabilities of the Partnership. The purchase price was as follows (in millions):

Purchase Price:
Cash paid	$531.8
Transaction costs paid	3.2

Total purchase price	$535.0

The following is a condensed balance sheet immediately following the closing of the acquisition on June 17, 2003 giving effect to all of the purchase price adjustments discussed above (in thousands):

As of June 17, 2003
Assets:
Cash and cash equivalents	$81,556
Restricted cash	5,497
Accounts and other accounts receivable, net	41,403
Other current assets	11,545

Total current assets	140,001
Property, plant and equipment	1,342,388
Other noncurrent assets	95,844

Total assets	1,578,233

Liabilities:
Accounts payable	17,398
Accrued taxes other than income	12,495
Accrued payroll and benefits	13,688
Other current liabilities	38,373

Total current liabilities	81,954
Long-term debt	582,243
Other noncurrent liabilities	37,049

Total liabilities	701,246

Minority interest liability	342,325
Other comprehensive income	(324)

Net investment in the Partnership	$534,986

5.	Acquisitions

During the six months ended June 30, 2004, the Partnership completed two acquisitions, which are described below. The petroleum products terminals acquisition was accounted for under the purchase method and the assets acquired and liabilities assumed were recorded at their estimated fair market values as of the acquisition date. The Osage Pipeline acquisition was accounted for as an equity investment. The results of operations from the petroleum products terminals acquisition have been included with the petroleum products terminals segment results and the equity earnings from the Osage Pipeline acquisition have been included in the petroleum products pipeline system segment results since their respective acquisition dates.

Petroleum Products Terminals

On January 29, 2004, the Partnership acquired ownership in 14 petroleum products terminals located in the southeastern United States. The Partnership paid $24.8 million for these facilities, incurred $0.6 million of closing costs and assumed $3.8 million of environmental liabilities. The Partnership previously owned a 79% interest in eight of these terminals and purchased the remaining ownership interest from Murphy Oil USA, Inc. In addition, the acquisition included sole ownership of six terminals that were previously jointly owned by Murphy Oil USA, Inc. and Colonial Pipeline Company. The allocation of the purchase price to assets acquired and liabilities assumed was as follows (in thousands):

Purchase price:
Cash paid, including transaction costs	$25,441
Liabilities assumed	3,815

Total purchase price	$29,256

Allocation of purchase price:
Property, plant and equipment	$29,256

Osage Pipeline

On March 2, 2004, the Partnership acquired a 50% ownership in Osage Pipe Line Company, LLC (“OPL”), for $25.0 million from National Cooperative Refining Association (“NCRA”). The 135-mile Osage pipeline transports crude oil from Cushing, Oklahoma to El Dorado, Kansas and has connections to the NCRA refinery in McPherson, Kansas and the Frontier refinery in El Dorado, Kansas. The remaining 50% interest in OPL is owned by NCRA. The Partnership’s investment in OPL included an excess net investment amount of $21.7 million. Excess investment is the amount by which the Partnership’s initial investment exceeded the proportionate share of the book value of the net assets of the investment. The Partnership determined that there was no equity method goodwill included in the excess investment. Hence, all of the excess investment is being amortized based on a purchase price allocation which reflects the partial step-up in values of OPL’s assets and liabilities.

Announced Acquisition

On June 24, 2004, the Partnership announced its intention to acquire more than 2,000 miles of refined petroleum products pipeline infrastructure from Shell Pipeline Company LP and Equilon Enterprise LLC doing business as Shell Oil Products US (collectively “Shell”) for $492.4 million. The transaction is expected to close within 90 days, subject to customary due diligence and regulatory approval. In addition to the purchase price, the Partnership will pay approximately $12.0 million for net working capital, which includes approximately $26.0 million of inventory offset by $14.0 million of escrow cash, assume approximately $12.5 million in existing liabilities and incur approximately $9.5 million of transaction costs. The Partnership intends to initially fund the acquisition with cash on hand and short-term bank borrowings and to permanently finance the acquisition with proceeds from future issuances of common units and long-term debt securities. The Partnership is evaluating the appropriate timing of the equity and debt issuances associated with this acquisition. During June 2004, the Partnership paid Shell $24.6 million as earnest money associated with the acquisition, which will be applied against the purchase price at closing.

6.	Inventories

Inventories at December 31, 2003 and June 30, 2004 were as follows (in thousands):

	December 31, 2003	June 30, 2004
Refined petroleum products	$3,741	$164
Natural gas liquids	12,362	13,338
Additives	977	997
Other	508	508

Total inventories	$17,588	$15,007

7.	Equity Investment

Effective March 2, 2004, the Partnership acquired a 50% ownership in OPL, which owns the Osage pipeline. The remaining 50% interest is owned by NCRA. The 135-mile Osage pipeline transports crude oil from Cushing, Oklahoma to El Dorado, Kansas and has connections to the NCRA refinery in McPherson, Kansas and the Frontier refinery in El Dorado, Kansas. The agreement between the Partnership and NCRA calls for equal sharing of OPL’s net income.

The condensed balance sheet for OPL as of June 30, 2004 is presented below (in thousands):

Current assets	$3,147
Noncurrent assets	$5,274
Current liabilities	$720
Members’ equity	$7,701

A summary of the Partnership’s equity investment in OPL is as follows (in thousands):

Initial investment	$25,032
Earnings in equity investment:
Proportionate share of Osage earnings	489
Amortization of excess investment	(221)

Net earnings in equity investment	268

Equity investment, June 30, 2004	$25,300

The Partnership’s investment in OPL includes an excess net investment amount of $21.7 million. Excess investment is the amount by which our initial investment exceeds our proportionate share of the book value of the net assets of the investment. Amortization expense associated with the excess investment during the second quarter of 2004 was $0.2 million.

8.	Debt

Debt at December 31, 2003 and June 30, 2004 was as follows (in thousands):

	December 31, 2003	June 30, 2004
Magellan term loan and revolving credit facility:
Long-term portion	$89,100	$—
Current portion	900	—

Total	90,000	—
Magellan Pipeline Senior Notes	490,917	311,895
Magellan 6.45% Senior Notes	—	249,488

Total debt	$580,917	$561,383

Magellan Pipeline Senior Notes

During October 2002, Magellan Pipeline entered into a private placement debt agreement with a group of financial institutions for $178.0 million of floating rate Series A Senior Secured Notes and $302.0 million of fixed rate Series B Senior Secured Notes. Both notes were secured with the Partnership’s membership interest in and assets of Magellan Pipeline until the Partnership’s refinancing plan was executed in May 2004 (see Note 2 – Debt and Equity Offerings). As part of that refinancing, the $178.0 million outstanding balance of the floating rate Series A Senior Secured Notes was repaid and the Partnership incurred $12.7 million of associated prepayment premiums. In addition, in exchange for a $1.9 million payment, the fixed rate Series B Senior noteholders released the collateral which secured those notes except for cash deposited in an escrow account in anticipation of semi-annual interest payments on the Magellan Pipeline notes. The maturity date of the Series B notes is October 7, 2007; however, the Partnership will be required on each of October 7, 2005 and October 7, 2006, to repay 5.0% of the principal amount outstanding on those dates. The outstanding principal amount of the Series B notes at June 30, 2004 was $302.0 million; however, this amount was increased by $0.2 million for the change in the fair value of the debt from May 25, 2004 through June 30, 2004 in connection with the associated fair value hedge (see Note 3 – Derivative Financial Instruments). The interest rate of the Series B notes is fixed at 7.8%.

As part of the acquisition of the Partnership by MMH in June 2003, Magellan GP, LLC increased its step-up in basis of the assets of the Partnership by $12.2 million to reflect the fair value of the Magellan Pipeline Senior Notes (see Note 4 – Acquisition of The Partnership in June 2003). This fair value adjustment is being amortized over the remaining life of the notes as a component of interest expense. As of December 31, 2003 and June 30, 2004, $1.3 million and $2.5 million, respectively, of this fair value adjustment had been amortized.

The Partnership incurred debt placement fees associated with these notes of $10.8 million. Magellan GP, LLC recorded an adjustment to this basis at the time of MMH’s acquisition of the Partnership. At December 31, 2003 and June 30, 2004, the consolidated unamortized debt placement fee balances were $5.9 million and $7.9 million, respectively. The debt placement fees associated with the Series B notes are being amortized over the life these notes. Deposits for interest due the lenders are made to a cash escrow account and were reflected as restricted cash on the consolidated balance sheets of $8.2 million and $5.9 million at December 31, 2003 and June 30, 2004, respectively.

The note purchase agreement, as amended during our May 2004 refinancing, requires Magellan Pipeline to maintain specified ratios of: (i) consolidated debt to EBITDA of no greater than 3.50 to 1.00, and (ii) consolidated EBITDA to interest expense of at least 3.25 to 1.00. It also requires the Partnership to maintain specified ratios of: (i) consolidated debt to EBITDA of no greater than 4.50 to 1:00, and (ii) consolidated EBITDA to interest expense of at least 2.50 to 1.00. In addition, the note purchase agreement contains additional covenants that limit Magellan Pipeline’s ability to, among other things:

•	incur additional indebtedness;

•	encumber its assets;

•	make debt or equity investments;

•	make loans or advances;

•	engage in certain transactions with affiliates;

•	merge, consolidate, liquidate or dissolve;

•	sell or lease a material portion of its assets;

•	engage in sale and leaseback transactions; and

•	change the nature of its business.

The Partnership is in compliance with all of these covenants.

Magellan Midstream Partners 6.45% Senior Notes

On May 25, 2004, the Partnership sold $250.0 million aggregate principal of 6.45% notes due June 1, 2014 in an underwritten public offering. The aggregate principal amount of the notes was $250.0 million; however, the notes were issued for the discounted price of 99.8%, or $249.5 million. Including the impact of the amortization of the realized gains on the interest hedges associated with these notes, the effective interest rate on the notes is 6.3%. Interest is payable on June 1 and December 1 of each year, beginning December 1, 2004. The discount on the notes will be accreted over the life of the notes. We are in compliance with all covenants associated with these notes.

The indenture under which the notes were issued does not limit the Partnership’s ability to incur additional unsecured debt. The indenture contains covenants limiting, among other things, our ability to incur indebtedness secured by certain liens, engage in certain sale and leaseback transactions, and consolidate, merge or dispose of all or substantially all of our assets. We are in compliance with all of these covenants.

May 2004 Revolving Credit Facility

In connection with the Partnership’s May 2004 refinancing, the Partnership entered into a five-year $125.0 million revolving credit facility with a syndicate of banks. Up to $50.0 million of the revolving credit facility will be available for letters of credit. As of June 30, 2004, $0.7 million of the facility was being used for letters of credit. Borrowings under this revolving credit facility will be unsecured and bear interest at LIBOR plus a spread ranging from 0.6% to 1.5%.

The revolving credit facility requires the Partnership to maintain specified ratios of: (i) consolidated debt to EBITDA of no greater than 4.50 to 1.00; and (ii) consolidated EBITDA to interest expense of at least 2.50 to 1.00. In addition, the revolving credit facility contains covenants that limit our ability to, among other things:

•	incur additional indebtedness or modify the Partnership’s other debt instruments;

•	encumber the Partnership’s assets;

•	make debt or equity investments;

•	make loans or advances;

•	engage in certain transactions with affiliates;

•	engage in sale and leaseback transactions;

•	merge, consolidate, liquidate or dissolve;

•	sell or lease all or substantially all of the Partnership’s assets; and

•	change the nature of the Partnership’s business.

The Partnership is in compliance with these covenants.

Magellan term loan and revolving credit facility

In August 2003, the Partnership entered into a credit agreement with a syndicate of banks. This facility was comprised of a $90.0 million term loan and an $85.0 million revolving credit facility. Indebtedness under the term loan incurred interest at the Eurodollar rate plus a margin of 2.0%, while indebtedness under the revolving credit facility incurred interest at the Eurodollar rate plus a margin of 1.8%. The Partnership also incurred a commitment fee on the un-drawn portion of the revolving credit facility. In May 2004 we paid the $90.0 million outstanding term loan balance and this facility was replaced with the new revolving credit agreement described above. During May 2004, the Partnership recorded $2.2 million of expense, which represented the write-off of the unamortized debt placement fees associated with this facility.

9.	Commitments and Contingencies

Prior to May 27, 2004, the Partnership had three separate indemnification agreements with Williams. These three agreements are described below:

IPO Indemnity Agreement – Williams and certain of its affiliates indemnified the Partnership for covered environmental losses up to $15.0 million related to assets operated by the Partnership at the time of its initial public offering date (February 9, 2001) that become known by August 9, 2004 and that exceed amounts recovered or recoverable under the Partnership’s contractual indemnities from third persons or under any applicable insurance policies. We refer to this indemnity as the “IPO Indemnity”. Covered environmental losses included those non-contingent terminal and ammonia system environmental losses, costs, damages and expenses suffered or incurred by the Partnership arising from correction of violations or performance of remediation required by environmental laws in effect at February 9, 2001, due to events and conditions associated with the operation of the assets and occurring before February 9, 2001. In addition, Williams and certain of its affiliates have indemnified the Partnership for right-of-way defects or failures in the ammonia pipeline easements for 15 years after February 9, 2001. Williams and certain of its affiliates have also indemnified the Partnership for right-of-way defects or failures associated with the marine facilities at Galena Park and Corpus Christi, Texas and Marrero, Louisiana for 15 years after February 9, 2001.

Magellan Pipeline Indemnity Agreement – In conjunction with the acquisition of Magellan Pipeline in April 2002, Williams agreed to indemnify the Partnership for any breaches of representations or warranties, environmental liabilities and failures to comply with environmental laws as described below. Williams’ liability under this indemnity was capped at $125.0 million. We refer to this indemnity as the “Magellan Pipeline Indemnity”. In addition to environmental liabilities, this indemnity included matters relating to employees and employee benefits and real property, including asset titles. Also, this indemnity provided that the Partnership was indemnified for an unlimited amount of losses and damages related to tax liabilities. The environmental liability indemnity included any losses and damages related to environmental liabilities caused by events that occurred prior to the acquisition. Covered environmental losses include those losses arising from the correction of violations of, or performance of remediation required by, environmental laws in effect at April 11, 2002.

Acquisition Indemnity Agreement – In addition to these two agreements, the purchase and sale agreement (“June 2003 Agreement”) entered into in connection with MMH’s acquisition of Williams’ partnership interest provided the Partnership with two additional indemnities related to environmental liabilities, collectively referred to as the “Acquisition Indemnity”.

First, MMH (the buyer under the June 2003 Agreement) assumed Williams’ obligations to indemnify the Partnership for $21.9 million of known environmental liabilities.

Second, in the June 2003 Agreement, Williams agreed to indemnify the Partnership for certain environmental liabilities arising prior to June 17, 2003 related to all of the Partnership’s facilities to the extent not already indemnified under the IPO Indemnity and Magellan Pipeline Indemnity agreements described above. This additional indemnification included those liabilities related to the Partnership’s petroleum products terminals and the ammonia pipeline system arising after the initial public offering (February 9, 2001) through June 17, 2003 and those liabilities related to Magellan Pipeline arising after the Partnership’s acquisition of it on April 11, 2002 through June 17, 2003. This indemnification covers environmental as well as other liabilities.

Indemnification Settlement - In May 2004, Magellan GP, LLC entered into an agreement with Williams under which Williams agreed to pay the Partnership $117.5 million to release Williams from the environmental indemnifications and certain other indemnifications described under the IPO Indemnity, Magellan Pipeline Indemnity and Acquisition Indemnity agreements described above. The Partnership received $35.0 million from Williams on July 1, 2004 and expects to receive installment payments from Williams of $27.5 million, $20.0 million and $35.0 million on July 1, 2005, 2006 and 2007, respectively. In conjunction with this transaction:

•	The Partnership received a $2.1 million from Williams during June 2004 in settlement of certain amounts previously billed by the Partnership to Williams for environmental matters. Following this payment, the Partnership’s receivable balance with Williams for environmental matters was $45.1 million.

•	Magellan GP, LLC recorded $61.8 million as a receivable from Williams with an offsetting reduction of its June 2003 purchase price of the Partnership. The $61.8 million amount represented the difference between the discounted value of the future cash proceeds to be received from Williams ($106.9 million) less the amount of previously recognized environmental receivables from Williams ($45.1 million).

•	The difference between the undiscounted amounts to be received from Williams and the discounted value of those future cash payments is $10.6 million. Magellan GP, LLC will recognize this $10.6 million as interest income and an increase to its receivable with Williams over the period from May 25, 2004 and the final payment date of July 1, 2007.

While the settlement agreement releases Williams from its environmental and certain other indemnifications, certain indemnifications remain in effect. These remaining indemnifications cover:

•	Right-of-way defects or failures in the ammonia pipeline easements for 15 years after February 9, 2001, right-of-way defects or failures associated with the marine facilities at Galena Park and Corpus Christi, Texas and Marrero, Louisiana for 15 years after February 9, 2001,

•	Issues involving employee and employee benefits matters,

•	Issues involving real property, including asset titles, and

•	Unlimited losses and damages related to tax liabilities.

Environmental Liabilities—Estimated liabilities for environmental costs were$26.8 million and $64.5 million at December 31, 2003 and June 30, 2004, respectively. These estimates are provided on an undiscounted basis and have been classified as current or non-current based on management’s estimates regarding the timing of actual payments. The Partnership estimates that expenditures associated with these environmental remediation liabilities will be paid over the next ten years.

Environmental Receivables—As part of its negotiations with Williams for the June 2003 acquisition of the Partnership, MMH assumed Williams’ obligations for $21.9 million of environmental liabilities and the Partnership recorded a receivable from MMH for this amount. To the extent the environmental and other Williams indemnity claims against MMH are less than $21.9 million, MMH will pay to Williams the remaining difference between $21.9 million and the indemnity claims paid by MMH. Environmental receivables from MMH at December 31, 2003 and June 30, 2004 were $19.0 million and $15.5 million, respectively. Environmental receivables from insurance carriers were $3.1 million and $7.5 million at December 31, 2003 and June 30, 2004, respectively. The Partnership invoices MMH and third-party insurance companies for reimbursement as environmental remediation work is performed. Receivables from Williams or its affiliates associated with indemnified environmental costs were $7.8 million at December 31, 2003. Receivables from Williams were $106.9 million at June 30, 2004, of which $35.0 million was recorded as a current receivable.

Other Indemnifications—In conjunction with the 1999 acquisition of the Gulf Coast marine terminals from Amerada Hess Corporation (“Hess”), Hess represented that it had disclosed to the Partnership all suits, actions, claims, arbitrations, administrative, governmental investigation or other legal proceedings pending or threatened, against or related to the assets acquired by the Partnership, which arise under environmental law. In the event that any pre-acquisition releases of hazardous substances at the Partnership’s Corpus Christi and Galena Park, Texas and Marrero, Louisiana marine terminal facilities were unknown at closing but subsequently identified by the Partnership prior to July 30, 2004, the Partnership will be liable for the first $2.5 million of environmental liabilities, Hess will be liable for the next $12.5 million of losses and the Partnership will assume responsibility for any losses in excess of $15.0 million. Also, Hess agreed to indemnify the Partnership through July 30, 2014 against all known and required environmental remediation costs at the Corpus Christi and Galena Park, Texas marine terminal facilities from any matters related to pre-acquisition actions. Hess has indemnified the Partnership for a variety of pre-acquisition fines and claims that may be imposed or asserted against the Partnership under certain environmental laws.

EPA Issue – In July 2001, the Environmental Protection Agency (“EPA”), pursuant to Section 308 of the Clean Water Act (the “Act”) served an information request to Williams based on a preliminary determination that Williams may have systemic problems with petroleum discharges from pipeline operations. That inquiry primarily focused on Magellan Pipeline. The response to the EPA’s information request was submitted during November 2001. In March 2004, the Partnership received an additional information request from the EPA and notice from the U.S. Department of Justice (“DOJ”) that the EPA had requested the DOJ to initiate a lawsuit alleging violations of Section 311(b) of the Act in regards to 32 releases. The DOJ stated that the maximum statutory penalty for the releases was in excess of $22.0 million. This assumes that all releases are violations of the Act and that the EPA would impose the maximum penalty. The EPA further indicated that some of those spills may have also violated the Spill Prevention Control and Countermeasure requirements of Section 311(j) of the Act and that additional penalties may be assessed. In addition, the Partnership may incur additional costs associated with these spills if the EPA were to successfully seek and obtain injunctive relief. The Partnership has verbally agreed to a response schedule for the 32 releases and is submitting responses in accordance to that schedule. The Partnership has met with the EPA and the DOJ and anticipates negotiating a final settlement with both agencies during the next twelve months. The Partnership has evaluated this issue and has accrued an amount based on its best estimates that is less than $22.0 million. This liability was covered under the environmental indemnification settlement with Williams in May 2004

Shawnee, Kansas Spill – During the fourth quarter of 2003, the Partnership experienced a line break and product spill on its petroleum products pipeline near Shawnee, Kansas. As of June 30, 2004, the Partnership estimated that the total costs associated with this spill to be $9.2 million. The Partnership has spent $7.4 million on remediation at this site, leaving a remaining liability on the consolidated balance sheet at June 30, 2004 of $1.8 million. At June 30, 2004, the Partnership had recorded a receivable from its insurance carrier of $7.5 million related to this spill.

Other – The Partnership is party to various other claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the ultimate resolution of all claims, legal actions and complaints after consideration of amounts accrued, insurance coverage or other indemnification arrangements will not have a material adverse effect upon the Partnership’s future financial position, results of operations or cash flows.

10.	Long-Term Incentive Plan

In February 2001, the General Partner adopted the Williams Energy Partners’ Long-Term Incentive Plan, which was amended and restated on February 3, 2003, on July 22, 2003, and on February 3, 2004, for employees who perform services for the Partnership and directors of the General Partner. The Long-Term Incentive Plan consists of two components: phantom units and unit options. The Long-Term Incentive Plan permits the grant of awards covering an aggregate of 700,000 common units. The Compensation Committee of the General Partner’s Board of Directors administers the Long-Term Incentive Plan.

In April 2001, the General Partner granted 64,200 phantom units pursuant to the Long-Term Incentive Plan. With the change in control of the General Partner, which occurred on June 17, 2003, these awards vested at their maximum award level, resulting in 128,400 unit awards. The Partnership recognized compensation expense associated with these awards of $2.6 million and $3.4 million during the three and six months ended June 30, 2003, respectively.

During 2002, the General Partner granted 22,650 phantom units pursuant to the Long-Term Incentive Plan. With the change in control of the General Partner, which occurred on June 17, 2003, these awards vested at their maximum award level, resulting in 45,300 unit awards. The Partnership recognized compensation expense associated with these awards of $1.8 million and $2.0 million during the three and six months ended June 30, 2003, respectively.

In February 2003, the General Partner granted 52,825 phantom units pursuant to the Long-Term Incentive Plan. The actual number of units that will be awarded under this grant are based on certain performance metrics, which were determined by the Partnership at the end of 2003 and a personal performance component that will be determined at the end of 2005, with vesting to occur at that time. These units are subject to forfeiture if employment is terminated prior to the vesting date. These awards do not have an early vesting feature except under certain circumstances. During 2003, the Partnership increased the associated accrual to an expected payout of 95,271 units with further adjustments to the expected unit payouts during 2004 for employee terminations and retirements. Accordingly, the Partnership recorded incentive compensation expense of $0.5 million and $0.6 million associated with these phantom awards during the three and six months ended June 30, 2003 and $0.3 million and $0.9 million for the three and six months ended June 30, 2004, respectively. The value of the 94,205 phantom unit awards being accrued for on June 30, 2004 was $4.8 million.

Following the change in control of the Partnership in June 2003 from Williams to MMH, the board of directors of the General Partner made the following grants to certain employees who became dedicated to providing services to the Partnership:

•	In October 2003, the General Partner granted 10,640 phantom units pursuant to the Long-Term Incentive Plan. Of these awards, 4,850 units vested on December 31, 2003 and 470 units vested on July 31, 2004. The remaining units will vest as follows: 4,850 units on December 31, 2004 and 470 units on July 31, 2005. There are no performance metrics associated with these awards and the payouts cannot exceed the face amount of the units awarded. These units are subject to forfeiture if employment is terminated prior to the vesting date. These awards do not have an early vesting feature except under certain circumstances. The Partnership recorded less than $0.1 million and $0.1 million of compensation expense associated with these awards during the three and six months ended June 30, 2004, respectively. The value of the 5,790 unvested awards at June 30, 2004 was $0.3 million.

•	On January 2, 2004, the General Partner granted 10,856 phantom units pursuant to the Long-Term Incentive Plan. Of these awards, 5,433 units vested on July 31, 2004 and 5,423 units will vest on July 31, 2005. There are no performance metrics associated with these awards and the payouts cannot exceed the face amount of the units awarded. These units are subject to forfeiture if employment is terminated prior to the vesting date. These awards do not have an early vesting feature except under certain circumstances. The Partnership recorded $0.2 million and $0.4 million of compensation expense associated with these awards during the three and six months ended June 30, 2004. The value of the awards at June 30, 2004 was $0.6 million.

In February 2004, the General Partner granted 79,512 phantom units pursuant to the Long-Term Incentive Plan. The actual number of units that will be awarded under this grant are based on the attainment of short-term and long-term performance metrics. The number of phantom units that could ultimately be issued under this award range from zero units up to a total of 159,024 units; however, the awards are also subject to personal and other performance components which could increase or decrease the number of units to be paid out by as much as 40%. The units will vest at the end of 2006. These units are subject to forfeiture if employment is terminated prior to the vesting date. These awards do not have an early vesting feature except under certain circumstances. The Partnership began recognizing compensation expense as though 79,512 units will vest and accordingly recognized $0.3 million and $0.7 million of compensation expense during the three and six months ended June 30, 2004. The value of the 79,512 unit awards on June 30, 2004 was $4.0 million.

11.	Distributions

Distributions paid by the Partnership, including amounts paid to Magellan GP, LLC, during 2003 and 2004 are as follows (in thousands, except per unit amounts):

Date Cash Distribution Paid	Per Unit Cash Distribution Amount	Common Units	Subordinated Units	Class B Common Units	General Partner Equivalent Units	Total Cash Distribution
02/14/03	$0.7250	$9,918	$4,118	$5,677	$1,321	$21,034
05/15/03	0.7500	10,260	4,260	5,873	1,548	21,941
08/14/03	0.7800	10,670	4,430	6,108	1,820	23,028
11/14/03	0.8100	11,081	4,601	6,343	2,499	24,524

Total	$3.0650	$41,929	$17,409	$24,001	$7,188	$90,527

02/13/04	$0.8300	$18,020	$4,714	$—	$3,066	$25,800
05/14/04	0.8500	19,661	3,621	—	3,613	26,895
08/14/04 (a)	0.8700	20,994	3,706		4,313	29,013

Total	$2.5500	$58,675	$12,041	$—	$10,992	$81,708

(a)	The General Partner declared this cash distribution on July 22, 2004 to be paid on August 13, 2004, to unitholders of record at the close of business on August 3, 2004.

12.	Subsequent Events

During June 2004, the Partnership announced its intention to acquire more than 2,000 miles of refined petroleum products pipeline infrastructure from Shell for $492.4 million. The Partnership also expect to pay approximately $12.0 million for net working capital, which includes approximately $26.0 million of inventory offset by $14.0 million of escrow cash, assume approximately $12.5 million in existing environmental and pipeline integrity liabilities and incur approximately $9.5 million for transaction costs. The transaction is expected to close within 90 days, subject to customary due diligence and regulatory approval. The Partnership intends to initially finance the acquisition with cash on hand and short-term bank borrowings and to permanently finance the acquisition with proceeds fromfuture issuances of common unitsand long-term debt securities. The Partnership is evaluating the appropriate timing of the equity and debt issuances associated with this acquisition. During June 2004, the Partnership paid Shell $24.6 million as earnest money associated with the acquisition, which will be applied against the purchase price at closing.

In July 2004, the Partnership entered into two agreements for forward starting swaps to hedge its exposure against changes in treasury rates for a portion of the debt the Partnership intends to issue during fourth-quarter 2004 to finance the pending pipeline acquisition discussed above. The notional amounts of the agreements total $150.0 million at a weighted average rate of 5.3%. The forward date of the swaps is October 15, 2004 through October 15, 2016.